Exhibit (a)(1)(xix)

Communication Guidelines for Stock Option Exchange Program

To [                    ],

Today, we announced that the voluntary Stock Option Exchange Program (Program) approved by eBay’s stockholders earlier this year is opening for eligible employees. You received an email from John Donahoe today with the announcement and a link to Stock Option Exchange Election site, where eligible employees can learn more about the Program, including which of their option grants are eligible for exchange, the option exchange ratios and instructions on how to participate in the Stock Option Exchange Program. Information is also available on iWeb (search “Option Exchange”). Please give your eligible employees time during work hours to review the information about the Program.

As I mentioned before, the Stock Option Exchange Program is governed by the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Accordingly, we are required to file with the SEC all written and recorded information provided on the Program.

Since you are a [            ], you will likely be asked questions by [            ] or outside constituents. Communications between you and any employees or outside constituents are subject to these SEC requirements. Please use the communication guidelines below when responding to questions and comments. Failure to do so could result in eBay having to take a series of complicated and expensive corrective actions. Again, I am asking for your strict adherence to the requirements below:

•

Do not answer a question via email or by leaving a voicemail. SEC rules require us to file all written and recorded communications made on behalf of eBay about the Program with the SEC. SEC filings are expensive, so we want to minimize the number of filings we have to make. If incorrect information is given to employees or outside constituents (or some employees or outside constituents are given additional information that no one else has), we will have to take a series of corrective steps.

•	If you forget and send an email or leave a voicemail, please immediately contact [ ] or [ ] in Legal.

•	Do not give any advice about whether someone should participate in the Program.

•

Answer questions only by referring people to the Stock Option Exchange Election site at www.eBayStockOptionExchange.com, where the tender offer documents will be posted for eligible employees to get more information. eBay has also publicly filed Stock Option Exchange Program materials with the SEC. eBay Inc.’s SEC filings can be accessed by clicking here.

•	If employees have questions after reviewing the materials, they can contact Stock Option Exchange Program Customer Support at (888) 795-8691 with questions.

Should any of you have any questions, please contact [            ] in HR, or [            ] or [            ] in Legal.

I want to thank you for your attention to this important issue. The Stock Option Exchange Program is an important opportunity for our people, and I am counting on each of you to follow these requirements.

Beth